        UNITED STATES OF AMERICA
               Before the
   SECURITIES AND EXCHANGE COMMISSION

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In the Matter of
                                                             AMENDED
NATIONAL FUEL GAS COMPANY                                 TWENTY-FOURTH
NATIONAL FUEL RESOURCES, INC.                              CERTIFICATE
                                                           PURSUANT TO
File Nos. 70-7833 and 70-8651                                RULE 24

(Public Utility Holding Company Act of 1935)

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           In accordance with the terms of the Order dated December 20, 1991 issued to National Fuel Gas Company (“National”) authorizing National to acquire the common stock of National Fuel Resources, Inc. (“NFR”) (File No. 70-7833, HCAR No. 35-25437), attached as Exhibit “A” is an Income Statement of NFR for the Twelve Months ended December 31, 1997. Also attached as Exhibit “B” is the Balance sheet of NFR as of December 31, 1997. In accordance with the terms of the Order dated February 12, 1997 issued to National and NFR permitting NFR to engage in energy marketing and/or brokering (File No. 70-8651, HCAR No. 35-26666), NFR hereby reports that it began participating in the following retail electric marketing/brokering activities during the quarter ended December 31, 1997: NFR began participating in Niagara Mohawk’s Retail Access pilot program in October of 1997. The New York Public Service Commission order approving the Retail Access pilot program is in Docket No. 96-E-0948, entered September 18, 1997.

           This certificate amends and restates the previous Twenty-Fourth Rule 24 Certificate in File No. 70-7833 which was filed with the Securities and Exchange Commission on February 13, 1998.

           IN WITNESS WHEREOF, the undersigned companies have duly caused this Certificate to be signed this 20th day of February 2001.

                                     NATIONAL FUEL RESOURCES, INC.

                                     By:  /s/ W. M. Petmecky
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                                        W. M. Petmecky
                                        Secretary / Treasurer

                                     NATIONAL FUEL GAS COMPANY

                                     By:  /s/ J. R. Peterson
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                                        J. R. Peterson
                                        Assistant Secretary